UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

LONGS DRUG STORES CORPORATION
(Name of Subject Company)

BLUE MERGERSUB CORP. CVS CAREMARK CORPORATION
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities) 543162101
(Cusip Number of Class of Securities)

Douglas A. Sgarro, Esq. Executive Vice President and Chief Legal Officer CVS Caremark Corporation One CVS Drive Woonsocket, Rhode Island 02895 (401) 765-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Louis L. Goldberg, Esq. John D. Amorosi, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed on August 18, 2008 by CVS Caremark Corporation, a Delaware Corporation (“CVS”), and Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CVS, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.50 per share (“Shares”), of Longs Drug Stores Corporation, a Maryland corporation (“Longs”), for $71.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“Two purported class action lawsuits related to the Merger Agreement have been filed.  The lawsuits name as defendants Longs; its directors Warren F. Bryant, Leroy T. Barnes, Jr., Murray H. Dashe, Evelyn S. Dilsaver, Mary S. Metz, Donna A. Tanoue, and Anthony G. Wagner; CVS; and various other defendants, as the case may be.  The plaintiffs in the lawsuits — Steamfitters Local 449 Pension Fund v. Longs Drug Stores Corp., et al., Case No. C-08-02093 (filed Aug. 19, 2008 and amended Aug. 27, 2008, and a copy of the complaint and the amended complaint are filed as Exhibit (a)(9) and Exhibit (a)(10), respectively, hereto) and Louisiana Municipal Police Employees’ Retirement System v. Longs Drug Stores Corp., et al., Case No. C-08-02139 (filed Aug. 22, 2008 and a copy of the complaint is filed as Exhibit (a)(11) hereto), each in the Superior Court for the State of California, County of Contra Costa have agreed to consolidate the actions.  The complaints filed in connection with the lawsuits generally allege, among other things, that Longs and its directors breached their fiduciary duties to Longs’ stockholders in connection with the transactions contemplated by the Merger Agreement and that CVS aided and abetted Longs’ and its directors’ breaches of their fiduciary duties.  The complaints allege that the defendants failed to disclose the circumstances and procedures that led to the Merger Agreement, including the methods used by Longs and CVS to value Longs’ real estate assets.  The lawsuits seek, among other relief, an injunction preventing the defendants from completing the transaction contemplated by the Merger Agreement, a declaration that entry into the Merger Agreement is a breach of Longs and its directors’ fiduciary duties and is therefore unlawful and unenforceable, and attorneys’ fees and expenses.  Plaintiffs have sought expedited discovery and preliminary injunction proceedings.

On September 9, 2008, Longs and CVS agreed in principle with the shareholder plaintiffs to settle the purported class action lawsuits filed in California relating to the Offer.  Under the terms of the proposed settlement, the claims of the named plaintiffs and the proposed class of public shareholders relating to the Offer and the Merger Agreement and the transactions contemplated thereby will be dismissed on behalf of the settlement class.  Finalization of the proposed settlement remains subject to several conditions, including court approval and completion of the Offer and the other transactions contemplated by the Merger Agreement in accordance with its terms.  In connection with the proposed settlement, Longs has agreed to provide additional disclosures in Longs’ Schedule 14D-9 originally filed with the SEC on August 18, 2008, and subsequently amended by Amendment No. 1 on September 8, 2008 and Amendment No. 2 on September 10, 2008 (as amended from time to time, the “Schedule 14D-9”).  For additional information on these matters, investors should read the Schedule 14D-9.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(9)  Complaint filed on August 19, 2008 in the Superior Court for the State of California, County of Contra Costa.
(a)(10)  Amended Complaint filed on August 27, 2008 in the Superior Court for the State of California, County of Contra Costa.
(a)(11)  Complaint filed on August 22, 2008 in the Superior Court for the State of California, County of Contra Costa.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2008

Blue MergerSub Corp.
By:	/s/ Douglas A. Sgarro
Name: Douglas A. Sgarro
Title: Vice President and Secretary

CVS Caremark Corporation
By:	/s/ Douglas A. Sgarro
Name: Douglas A. Sgarro
Title: Executive Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(9)	Complaint filed on August 19, 2008 in the Superior Court for the State of California, County of Contra Costa.

(a)(10)	Amended Complaint filed on August 27, 2008 in the Superior Court for the State of California, County of Contra Costa.

(a)(11)	Complaint filed on August 22, 2008 in the Superior Court for the State of California, County of Contra Costa.